Hutchinson Technology Incorporated

40 West Highland Park Drive NE

Hutchinson, MN 55350

March 23, 2012

Amanda Ravitz	Delivered by EDGAR

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hutchinson Technology Incorporated

Registration Statement on Form S-1

File No. 333-179384

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hutchinson Technology Incorporated (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated and that such Registration Statement be declared effective at 5:00 p.m. Eastern Time on Tuesday, March 27, 2012.

In connection with its request for acceleration, the Company acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as they relate to the Registration Statement. The Company also acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David P. Radloff
David P. Radloff
Chief Financial Officer

cc:	Mary Beth Breslin, Senior Counsel

Julia Griffith, Special Counsel, Office of Mergers & Acquisitions

David M. Vander Haar

Peggy Steif Abram

Alyn Bedford